UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

Deutsche High Income Opportunities Fund, Inc.  (DHG)
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(Name of Issuer)

Common Stock
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(Title of Class of Securities)

25158Y102
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(CUSIP Number)

September 30, 2016
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(Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

[X] Rule 13d-1(b)

[ ] Rule 13d-1(c)

[ ] Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No.  25158Y102                   13G         Page   2   of   6   Pages
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1        NAME OF REPORTING PERSON
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         Sit Investment Associates, Inc.
         41-1404829
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2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
         (SEE INSTRUCTIONS)
         (a) |___|
         (b) |_X_|
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3        SEC USE ONLY

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4        CITIZENSHIP OR PLACE OF ORGANIZATION
               State of Minnesota
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                 5       SOLE VOTING POWER
                         699,695
NUMBER OF        -------------------------------------------------------
SHARES           6       SHARED VOTING POWER
BENEFICIALLY              -0-
OWNED BY         -------------------------------------------------------
EACH             7       SOLE DISPOSITIVE POWER
REPORTING                699,695
PERSON           -------------------------------------------------------
WITH             8       SHARED DISPOSITIVE POWER
                         -0-
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9        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         699,695
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10       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
         SHARES (SEE INSTRUCTIONS)
               Not Applicable
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11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
               4.60%
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12       TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
Sit Investment Associates, Inc. (client accounts)           IA
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CUSIP No.  25158Y102                   13G         Page   3   of   6   Pages
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ITEM 1 (a)       Name of Issuer:
                 Deutsche High Income Opportunities Fund, Inc.

ITEM 1 (b)       Address of Issuer's Principal Executive Offices:
                 Deutsche Asset & Wealth Management
                 Attn: Compliance Department
                 345 Park Avenue
                 New York, NY 10154

ITEM 2 (a)       Name of Person Filing: Sit Investment Associates, Inc.
Sit Investment Associates, Inc. ("SIA") is an Investment Adviser registered under section 203 of the Investment Advisers Act of 1940.

SIA has two subsidiaries, each of which are registered Investment Advisers:
1. Sit Investment Fixed Income Advisors ("SIFIA")  41-1845054
2. Sit Fixed Income Advisors II, LLC  41-1894024

SIA is the Investment Advisor for fourteen mutual funds (the "Funds") which are comprised of five registered investment companies, two of which consist of series funds as listed below. SIA has the voting power and dispositive power for all securities owned by SIA and the following mutual funds.
         1)  Sit Mid Cap Growth Fund, Inc.
         2)  Sit Large Cap Growth Fund, Inc.
         3)  Sit U.S. Government Securities Fund, Inc.
         4)  Sit Mutual Funds, Inc.
                 a)   Sit International Growth Fund (series A)
                 b)   Sit Balanced Fund (series B)
                 c)   Sit Developing Markets Growth Fund (series C)
                 d)   Sit Small Cap Growth fund (series D)
                 e)   Sit Dividend Growth Fund (series G)
                 f)   Sit Global Dividend Growth Fund (series H)
                 g)   Sit Small Cap Dividend Growth Fund (series I)
                 h)   Sit ESG Growth Fund (series J)
         5) Sit Mutual Funds II, Inc.
                 a)   Sit Tax-Free Income Fund (series A)
                 b)   Sit Minnesota Tax-Free Income Fund (series B)
                 c)   Sit Quality Income Fund (series E)

Of the affiliated entities indicated above, only SIA or its affiliates (client accounts) beneficially owned shares of the Issuer common stock as of September 30, 2016.

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CUSIP No. 25158Y102                    13G         Page   4   of   6   Pages
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ITEM 2 (b)       Address of Principal Business Office or, if none, Residence:

                 3300 IDS Center
                 80 South Eighth Street
                 Minneapolis, MN  55402

ITEM 2 (c)       Citizenship: Minnesota Corporation

ITEM 2 (d)       Title of Class of Securities: Common Stock

ITEM 2 (e)       CUSIP Number: 25158Y102

ITEM 3 (e)

(a) [   ]  Broker or Dealer registered under Section 15 of the Act
(b) [   ]  Bank as defined in section 3(a)(6) of the Act
(c) [   ]  Insurance Company as defined in section 3(a)(19) of the Act
(d) [   ]  Investment company registered under section 8 of the Investment
           Company Act
(e) [ X ]  Investment Adviser registered under section 203 of the
           Investment Advisers Act of 1940.
(f) [   ]  Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund: see section 240.13d-1(b)(1)(ii)(F)
(g) [   ]  Parent Holding Company, in accordance with section 240.13d-
           1(b)(ii)(G) (Note: see Item 7)
(h) [   ]  Group, in accordance with section 240.13d-1(b)(1)(ii)(H)

ITEM 4 Ownership

(a)      Amount Beneficially Owned:

         Number of shares beneficially owned by each reporting person with sole voting power; and aggregate amount beneficially owned by each reporting person:

         SIA and Affiliates Ownership as of 9/30/16:
         Shares
         SIA (client accounts)                                      699,695
         Total Shares Owned By SIA and Affiliated Entities          699,695

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CUSIP No. 25158Y102                    13G         Page   5   of   6  Pages
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(b)      Percent of Class:
         Outstanding as of 9/30/16:  15,181,370

         SIA and Affiliates Ownership @ 9/30/16:
         % Owned
         SIA (client accounts)                              4.60%
         Total Shares Owned By SIA and Affiliated Entities  4.60%


(c)      Number of shares as to which such person has:
         (i)     Sole power to vote or direct the vote:  699,695
         (ii)    Shared power to vote or to direct the vote: 0
         (iii)   Sole power to dispose or to direct the disposition of:  699,695
         (iv)    Shared power to dispose or to direct the disposition of:  0

ITEM 5 Ownership of Five Percent or Less of a Class: If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ X ].

ITEM 6           Ownership of More than Five Percent on Behalf of Another
Person:
                 N/A

ITEM 7 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company:
                 N/A

ITEM 8           Identification and Classification of Members of the Group:
                 N/A

ITEM 9           Notice of Dissolution of Group:
                 N/A

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CUSIP No.  030098107                   13G         Page   6   of   6   Pages
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ITEM 10          Certification
         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes of effect.

SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                  SIT INVESTMENT ASSOCIATES, INC.

                                  Date: September 30, 2016

                                  By: /s/ Paul E. Rasmussen

                                  Title: Vice President